UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2009

Commission File Number: 000-51310

               XTL Biopharmaceuticals Ltd.
(Translation of registrant's name into English)

Kiryat Weizmann Science Park
3 Hasapir Street, Building 3, PO Box 370
                        Rehovot 76100, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      ☒      Form 40-F      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      ☐      No      ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated June 12, 2009 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529, File No. 333-147024 and File No. 333-153055) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007 , October 30, 2007 and August 15, 2008, respectively, and the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

XTL Biopharmaceuticals implements share consolidation – No change in ADR price

XTL Biopharmaceuticals Ltd. (the "Company") announced today that its Board of Directors has authorized the implementation of a share consolidation at a 1-for-5 ratio of its outstanding ordinary shares (TASE: XTL, Pink Sheets: XTLBY.PK). The share capital of the Company will be consolidated so that each five (5) shares of NIS 0.02 nominal value shall be consolidated into one (1) share of NIS 0.1 nominal value (the "New Share"). The share consolidation, which was approved by shareholders at the Company's Shareholder Meeting held on March 18, 2009, will be effective as of June 22, 2009.

The Company will also change its ADR ratio to so that each ADR shall represent 2 New Shares of NIS 0.1 par value and therefore there shall be no effective change in the price of the ADR as quoted on the Pink Sheets.

The Company believes that in the future should the Company regain its listing on the Nasdaq Stock Market, the share consolidation will assist in complying with Nasdaq's regulatory requirements.

ABOUT XTL BIOPHARMACEUTICALS LTD.

XTL Biopharmaceuticals Ltd. (“XTL”) is engaged in the acquisition, development and commercialization of therapeutics for the treatment of multiple myeloma and hepatitis C. XTL will be developing rHuEPO for the treatment of multiple myeloma. XTL is publicly traded on the Tel-Aviv Stock Exchange (TASE: XTL; Pink Sheets: XTLBY.PK).

Contact:
David Grossman, Chief Executive Officer
Tel: +972-8-930-4411

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: June 12, 2009	By:	/s/David Grossman
David Grossman
Chief Executive Officer